Exhibit 2.1

TRANSACTION AGREEMENT
between
SUPERIOR CORN PRODUCTS, LLC
a Michigan limited liability company
and
US BIOENERGY CORPORATION
a South Dakota corporation
Dated as of March 31, 2005

i

ii

TRANSACTION AGREEMENT
     THIS TRANSACTION AGREEMENT (this “Agreement”) is made and entered into as of March 31, 2005, by and between SUPERIOR CORN PRODUCTS, LLC, a Michigan limited liability company (“Superior Corn”), and US BIOENERGY CORPORATION, a South Dakota corporation (“US BioEnergy”)
     WHEREAS, Superior Corn is a development-stage company organized to develop, own and operate a 45 million gallon per year dry grind ethanol plant near Lake Odessa, Michigan;
     WHEREAS, US BioEnergy intends to develop, finance and construct or acquire ethanol plants in the United States;
     WHEREAS, the parties entered into a letter of intent dated March 10, 2005 to negotiate in good faith to reach agreement on the final terms and conditions of a proposed acquisition by merger of Superior Corn by US BioEnergy, through a form of merger transaction known as a “reverse triangular merger”; and
     WHEREAS, the parties have now reached agreement as to the final terms and conditions of such acquisition transaction, and wish to memorialize such agreement as more particularly described herein.
     NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto agree as follows:
ARTICLE I
THE TRANSACTION
     Section 1.01 Overview of Transaction.
     (a) At the Effective Time (as such item is defined in Section 1.04 hereof), Superior Corn will merge with US BioEnergy to become a wholly-owned subsidiary of US BioEnergy. The merger will be in the form of a “reverse triangular merger,” involving the merger of a newly-formed, 100%-owned subsidiary of US BioEnergy with and into Superior Corn, with Superior Corn as the surviving entity. Effective as of the Effective Time, Superior Corn will continue to be governed by its current Articles of Organization, a copy of which are attached hereto as EXHIBIT A (no changes are to be made to the Articles of Organization of Superior Corn and which are referred to herein as the “Superior Corn Articles”) and Operating Agreement in the form attached hereto as EXHIBIT B (which will constitute the First Amended and Restated Operating Agreement of Superior Corn and which is referred to herein as the “Superior Corn Operating Agreement”), and will otherwise continue to operate and exist as a limited liability company organized under the laws of the State of Michigan.

     (b) Effective as of the Effective time, US BioEnergy will become the sole member of Superior Corn in accordance with the Superior Corn Articles and Superior Corn Operating Agreement; and the members of Superior Corn will become Class A shareholders of US BioEnergy in accordance with the US BioEnergy Articles of Incorporation and US BioEnergy Bylaws, copies of which are attached hereto as EXHIBITS C and D, respectively.
     (c) The foregoing transactions, together with all actions, consents, agreements and transactions described herein or otherwise necessary or desirable in connection therewith, are referred to collectively herein as the “Transaction”.
     Section 1.02 The Closing.
     Unless this Agreement is terminated and the Transaction is abandoned as provided in Article VII hereof, the closing of the Transaction (the “Closing”) shall take place on or before April 30, 2005, or such other date as the parties may mutually determine (the “Closing Date”), subject to the satisfaction or waiver of all conditions to the obligations of each of the parties to consummate the Transaction (other than conditions with respect to actions which the respective parties will take at the Closing itself).
     Section 1.03 Actions at the Closing.
     At the Closing, (a) each of Superior Corn and US BioEnergy shall execute and deliver a Plan of Merger in the form of EXHIBIT E attached hereto (the “Plan of Merger”), (b) each of Superior Corn and US BioEnergy shall deliver to the other the various certificates, instruments and documents referred to in the Plan of Merger or in Article V of this Agreement, and (c) Superior Corn and US BioEnergy will file a Certificate of Merger in the form of EXHIBIT F attached hereto and as otherwise required and in the manner prescribed by Michigan law (the “Certificate of Merger”) to effectuate the Transaction pursuant to the terms of the Plan of Merger and this Agreement. Where applicable, US BioEnergy shall cause US Bio Acquisition Subsidiary, LLC (“Acquisition Subsidiary”), a to-be formed Michigan limited liability company with US BioEnergy as its single member holding 100% of its membership interests, to take such actions at closing (in lieu of US BioEnergy itself) as are necessary or desirable to effectuate the Transaction pursuant to the terms of the Plan of Merger and this Agreement.
     Section 1.04 Effect of Transaction.
     The Transaction shall become fully effective on the date the Certificate of Merger is filed in accordance with the Michigan limited liability company act (the “Effective Time”). The Transaction shall have the effect set forth in the Plan of Merger, this Agreement and applicable state law. At any time after the Effective Time, Superior Corn may take any action (including executing and delivering any document) in the name and on behalf of either party to the Plan of Merger in order to carry out and effectuate the Transaction contemplated by the Plan of Merger. At the Effective Time, without any further action on the part of the members or the boards of directors of either Superior Corn or US BioEnergy:

     (a) Superior Corn Articles and Operating Agreement. The Superior Corn Articles shall continue as the articles of organization of Superior Corn and the Superior Corn Operating Agreement shall become the operating agreement of Superior Corn.
     (b) US BioEnergy Articles and Bylaws. The US BioEnergy Articles and the US BioEnergy Bylaws shall continue as the articles of incorporation and bylaws of US BioEnergy.
     (c) Superior Corn Board of Managers. Each person designated on Exhibit A to the Superior Corn Operating Agreement shall become and be a manager of Superior Corn, to serve according to and subject to the Superior Corn Operating Agreement.
     (d) Cancellation and Conversion of Membership Interests and Class A Shares. At and as of the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, and as further described in the Plan of Merger:
(i)	Each membership interest represented by one (1) membership unit of Superior Corn, which was issued and outstanding on the books and records of Superior Corn immediately prior to the Effective Time, shall be converted into twenty-five hundred (2,500) fully paid and nonassessable shares of Class A common stock of US BioEnergy, $0.01 par value per share, such that the 600 membership units of Superior Corn which were outstanding prior to the Merger shall be converted into 1,500,000 shares of Class A common stock of US BioEnergy; and

(ii)	The 100% membership interest of Acquisition Subsidiary held by US BioEnergy shall be converted into a 100% membership interest of Superior Corn, such that US BioEnergy shall become and be the holder of 100% of the membership interests of Superior Corn; and

(iii)	All shares of US BioEnergy held by Acquisition Subsidiary which were outstanding prior to the Effective Time shall be canceled; and

(iv)	The voting rights of each member of Superior Corn in Superior Corn shall terminate, and US BioEnergy shall become and be the sole member of Superior Corn and shall be entitled to all of the rights, benefits, and duties of and as the sole member as provided in the Superior Corn Articles and Superior Corn Operating Agreement.

     Section 1.05 Surrender of Certificates.
     Immediately after the Effective Time, US BioEnergy will furnish Superior Corn stock certificates issued in the names of the record holders of membership interests in Superior Corn identified on Schedule 2.12 attached hereto representing that number of shares of Class A common stock of US BioEnergy to which each such record holder is entitled based on the conversion ratio described in Section 1.04(d)(i) hereof. Superior Corn shall mail a letter of transmittal (with instructions for its use) in a form acceptable to US BioEnergy to each such record holder for the holder to use in surrendering the certificates that represented the record holder’s membership interest in Superior Corn (or otherwise evidencing such record holder’s acknowledgment of no further membership interest in Superior Corn) in exchange for a stock certificate representing the number of shares of Class A common stock of US BioEnergy to which such record holder is entitled.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SUPERIOR CORN
     Superior Corn represents and warrants to US BioEnergy that the statements contained in this Article II are correct and complete in all material respects as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made on the Closing Date), except as set forth in the Superior Corn Disclosure Schedule delivered by Superior Corn to US BioEnergy attached hereto (the “Superior Corn Disclosure Schedule”). Nothing in the Superior Corn Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Superior Corn Disclosure Schedule identifies the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).
     Section 2.01 Organization and Good Standing.
     Superior Corn is a limited liability company duly organized and existing under the laws of the State of Michigan (as amended, the “LLC Act”), is in good standing under the laws of the State of Michigan, and has all requisite corporate power and authority to own its properties and conduct its business as it is presently being conducted. Superior Corn is duly qualified to do business and is in good standing in each jurisdiction in which it conducts business or owns or leases properties of a nature which would require such qualification.
     Section 2.02 Financial Statements.
     Superior Corn has delivered to US BioEnergy its audited financial statements as of September 30, 2004, accompanied by the opinion of Christianson & Associates, PLLP. Except as stated in said opinion, such financial statements fairly present the financial position of Superior Corn at the dates indicated therein and the results of its operation for the periods indicated therein, in conformity with generally accepted accounting principles consistently applied. Superior Corn has delivered to US BioEnergy its unaudited financial statements at February 28, 2005, March 15, 2005, and March 29, 2005, and for the periods then ended, and such financial statements fairly present the financial position of Superior Corn at the dates indicated therein and the results of its operation for the periods indicated therein, in conformity with generally accepted accounting principles consistently applied. There has been no material adverse change in the financial condition or results of operations of Superior Corn since the date of such financial statements.
     Section 2.03 Absence of Liabilities.
     Superior Corn does not have any liability or obligation, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, except for liabilities and obligations which are (i) set forth on the face of the balance sheets included in the financial statements referred to in Section 2.02, (ii) fully covered by insurance, except for reasonable deductibles or self-insured retention levels, (iii) incurred in the ordinary course of business since March 29, 2005 and not materially different in type or amount from those set forth on the face of the balance sheets included in the financial statements referred to in Section 2.02, or (iv) individually and in the aggregate not material to the business or financial condition or prospects of Superior Corn.
     Section 2.04 Title to Property.
     Superior Corn has good and marketable title to all real and personal property reflected as owned on the books and records of Superior Corn as of the date of this Agreement and owns outright all other assets, properties or property interests acquired since that date, in each case free of all mortgages, liens, charges and encumbrances, other than (i) easements, rights-of-way and other encumbrances which do not materially impair the use of such real or personal property for the same or similar purposes as such real or personal property has been used by Superior Corn prior to the Effective Time, (ii) liens for current taxes that are not yet due and payable, (iii) liens related to the acquisition of inventory or otherwise arising in the normal course of business, and (iv) other liens, encumbrances and title defects which are not material to the business, operations, financial condition or future prospects of Superior Corn.
     Section 2.05 Intellectual Property.
     Superior Corn owns or possesses, is licensed under or otherwise has lawful access to, all patents, trade secrets, know-how, other confidential information, trademarks, service marks, copyrights, trade names, logos and other intellectual property, whether registered or unregistered, necessary for the lawful conduct of its business as currently conducted, without any infringement of or conflict with the industrial or intellectual property rights of any third party. Superior Corn does not know or have reason to know of any unauthorized use or disclosure or misappropriation of any of its intellectual property.

     Section 2.06 Compliance with Laws, etc.
     Superior Corn has conducted all of its business, including making all offers and sales of membership interests in Superior Corn, and, as of the Closing Date, will have terminated any failed offerings and will have taken all actions referred to in Section 4.08, in compliance with, and is in compliance with, all applicable laws and regulations the violation of which would have a material adverse effect on Superior Corn or on its business as currently conducted. Superior Corn has all material licenses and permits required by law or otherwise necessary for the proper operation of its business as currently conducted, all of such licenses and permits are in full force and effect, and no action to terminate, withdraw, not renew or materially limit or otherwise change any such license or permit is pending or has been threatened by any governmental agency or other party.
     Section 2.07 Pending Litigation, Claims, Actions, Proceedings or Investigations.
     There is no material action, proceeding or investigation by any administrative or regulatory body or other person which has been commenced or is pending, or to the best of Superior Corn’s knowledge after reasonable inquiry, is threatened against Superior Corn or any of the assets which are owned by Superior Corn.
     Section 2.08 Absence of Defaults; No Material Adverse Effect.
     Superior Corn is not in any material respect in default under any provision of its Articles of Organization or Operating Agreement or any indenture, mortgage, loan agreement or other material agreement to which it is a party or by which it is bound, and Superior Corn is not in violation of any statute, order, rule or regulation of any court or governmental agency having jurisdiction over it or its properties which if enforced could have a material adverse effect on its business, and, except for any consent or approval identified on EXHIBIT G attached hereto, neither the execution and delivery of this Agreement nor the consummation of the Transaction in accordance with this Agreement will in any material respect conflict with or result in a breach of any of the foregoing, which if enforced could have a material adverse effect on its business, or otherwise have a material adverse effect on the assets or prospects of Superior Corn as represented to US BioEnergy.
     Section 2.09 Authorization.
     Superior Corn has the corporate power and authority to enter into and to perform its obligations under this Agreement (subject to the approval of its members as required by Section 5.01(a)). This Agreement and the Transaction have been duly and validly authorized by the Board of Directors of Superior Corn, and, except for the approval of its members as required by Section 5.01(a), no other corporate action is required by Superior Corn in connection with this Agreement or the Transaction. This Agreement constitutes the valid and binding agreement of Superior Corn, enforceable against Superior Corn in accordance with its terms, except to the extent such enforcement may be limited by the application of equitable principles where equitable relief is sought or bankruptcy and other laws relating to the enforcement of creditors, rights generally.

     Section 2.10 Insurance.
     Superior Corn has secured appropriate insurance policies which (i) are issued by sound and reputable insurance companies duly authorized to write said insurance, (ii) are in full force and effect, (iii) are sufficient for compliance with all requirements of law and all agreements to which Superior Corn is a party, and (iv) provide reasonable insurance coverage for the assets and operations of Superior Corn and all liabilities related thereto.
     Section 2.11 Tax Matters.
     Superior Corn has duly filed all federal, state, local, and other tax returns and reports required to be filed by it and all taxes, including income, sales, gross receipt, single business tax, and other taxes and any penalties assessed with respect thereto, due and payable, have been paid, withheld, or reserved for.
     Section 2.12 Membership Units.
     The entire authorized and issued and outstanding membership interests of Superior Corn consists of 600 membership units issued and outstanding to the persons listed on Schedule 2.12. All of the issued and outstanding membership units have been duly authorized and are validly issued, fully paid, and non-assessable. The names, addresses and number of membership units held by each record holder of membership interests in Superior Corn are set forth on the Schedule 2.12 attached hereto and made a part hereof. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Superior Corn to issue, sell, or otherwise cause to become outstanding any of its membership interests or membership units. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Superior Corn.
     Section 2.13 Full Disclosure.
     Superior Corn has disclosed to US BioEnergy (or will disclose pursuant to the provisions of this Agreement) all facts material to the transactions contemplated in this Agreement, including disclosure of all material contracts (as such term is described in Item 601 of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S-K”)). No representation, warranty, or covenant by Superior Corn contained in this Agreement or the Plan of Merger, and no statement contained in any certificate, schedule, or other documents or instrument furnished to US BioEnergy pursuant hereto or in connection with the transactions contemplated hereby, including responses to US BioEnergy inquiries put to Superior Corn in the course of its investigation to confirm the warranties and representations of Superior Corn in this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF US BIOENERGY
     US BioEnergy represents and warrants to Superior Corn that the statements contained in this Article III are correct and complete in all material respects as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made on the Closing Date), except as set forth in the US BioEnergy Disclosure Schedule attached hereto (the “US BioEnergy Disclosure Schedule”). Nothing in the US BioEnergy Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the US BioEnergy Disclosure Schedule identifies the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).
     Section 3.01 Organization and Good Standing.
     US BioEnergy is a South Dakota corporation incorporated and existing under the laws of the State of South Dakota, is in good standing under the laws of the State of South Dakota, and has all requisite corporate power and authority to own its properties and conduct its business as it is presently being conducted. US BioEnergy is duly qualified to do business and is in good standing in each jurisdiction in which it conducts business or owns or leases properties of a nature which would require such qualification.
     Section 3.02 Financial Statements.
     US BioEnergy has delivered to Superior Corn its audited financial statements as of December 31, 2004, accompanied by the opinion of McGladrey & Pullen. Except as stated in said opinion, such financial statements fairly present the financial position of US BioEnergy at the dates indicated therein and the results of its operation for the periods indicated therein, in conformity with generally accepted accounting principles consistently applied. US BioEnergy has delivered to Superior Corn its unaudited financial statements at February 28, 2005, and for the period then ended, and such financial statements fairly present the financial position of US BioEnergy at the date indicated therein and the results of its operations for the period indicated therein, in conformity with generally accepted accounting principles consistently applied. There has been no material adverse change in the financial condition or results of operations of US BioEnergy since the date of such financial statements.
     Section 3.03 Absence of Liabilities.
     US BioEnergy does not have any liabilities or obligations, absolute or contingent, except for liabilities and obligations which are (i) reflected in the financial statements referred to in Section 3.02, (ii) fully covered by insurance, except for reasonable deductibles or self-insured retention levels, (iii) incurred in the ordinary course of business since December 31, 2004 and not materially different in type or amount from those reflected in the financial statements referred to in Section

3.02, or (iv) individually and in the aggregate not material to the business or financial condition of US BioEnergy.
     Section 3.04 Title to Property.
     Except as reflected in the notes accompanying the audited financial statements of US BioEnergy as of December 31, 2004, US BioEnergy has good and marketable title to all real and personal property reflected as owned on the books and records of US BioEnergy as of the date of this Agreement and owns outright all other assets, properties or property interests acquired since that date, in each case free of all mortgages, liens, charges and encumbrances, other than (i) easements, rights-of-way and similar encumbrances which do not materially impair the use of such real or personal property for the same or similar purposes as such real or personal property has been used by US BioEnergy prior to the Effective Time, (ii) liens for current taxes that are not yet due and payable, (iii) liens related to the acquisition of inventory or otherwise arising in the normal course of business, and (iv) other liens, encumbrances and title defects which are not material to the business, operations or financial condition of US BioEnergy.
     Section 3.05 Intellectual Property
     US BioEnergy owns or possesses, is licensed under or otherwise has lawful access to, all patents, trade secrets, know-how, other confidential information, trademarks, service marks, copyrights, trade names, logos and other intellectual property, whether registered or unregistered, necessary for the lawful conduct of its business as currently conducted, without any infringement of or conflict with the industrial or intellectual property rights of any third party. US BioEnergy does not know or have reason to know of any unauthorized use or disclosure or misappropriation of any of its intellectual property.
     Section 3.06 Compliance with Laws, etc.
     US BioEnergy is in compliance with all applicable laws and regulations the violation of which would have a material adverse effect on US BioEnergy or on its business as currently conducted. US BioEnergy has all material licenses and permits required by law or otherwise necessary for the proper operation of its business as currently conducted, all of such licenses and permits are in full force and effect, and no action to terminate, withdraw, not renew or materially limit or otherwise change any such license or permit is pending or has been threatened by any governmental agency or other party.
     Section 3.07 Pending Litigation, Claims, Actions, Proceedings or Investigations.
     There is no material action, proceeding or investigation by any administrative or regulatory body or other person which has been commenced or is pending, or to the best of US BioEnergy’s knowledge after reasonable inquiry, is threatened against US BioEnergy or any of the assets which are owned by US BioEnergy.

     Section 3.08 Absence of Defaults.
     US BioEnergy is not in any material respect in default under any provision of its Articles of Incorporation or Bylaws or any indenture, mortgage, loan agreement or other material agreement to which it is a party or by which it is bound, and US BioEnergy is not in violation of any statute, order, rule or regulation of any court or governmental agency having jurisdiction over it or its properties which if enforced could have a material adverse effect on its business, and, except for any consent or approval identified on EXHIBIT H attached hereto, neither the execution and delivery of this Agreement nor the consummation of the Transaction in accordance with this Agreement will in any material respect conflict with or result in a breach of any of the foregoing, which if enforced could have a material adverse effect on its business.
     Section 3.09 Authorization.
     US BioEnergy has the corporate power and authority to enter into and to perform its obligations under this Agreement (subject to the approvals of its members and defined members as required by Section 5.01(b) and (c)). This Agreement and the Transaction have been duly and validly authorized by the Board of Directors of US BioEnergy, and (except for the approvals of its members and defined members as required by Section 5.01(b) and (c)) no other corporate action is required by US BioEnergy in connection with this Agreement or the Transaction. This Agreement constitutes the valid and binding agreement of US BioEnergy, enforceable against US BioEnergy in accordance with its terms, except to the extent such enforcement may be limited by the application of equitable principles where equitable relief is sought or bankruptcy and other laws relating to the enforcement of creditors, rights generally.
     Section 3.10 Insurance.
     US BioEnergy has secured appropriate insurance policies which (i) are issued by sound and reputable insurance companies duly authorized to write said insurance, (ii) are in full force and effect, (iii) are sufficient for compliance with all requirements of law and all agreements to which US BioEnergy is a party, and (iv) provide reasonable insurance coverage for the assets and operations of US BioEnergy and all liabilities related thereto.
     Section 3.11 Tax Matters.
     US BioEnergy has duly filed all federal, state, local, and other tax returns and reports required to be filed by it and all taxes, including income, sales, gross receipt, and other taxes and any penalties assessed with respect thereto, due and payable, have been paid, withheld, or reserved for.
     Section 3.12 The Memorandum.
     US BioEnergy has delivered to Superior Corn a true, correct and complete copy of a Confidential Private Placement Memorandum dated January 31, 2005 currently being used by US BioEnergy in its offering of up to 100,000,000 shares of Class A common stock (as such Confidential Private Placement Memorandum may be supplemented or amended from time to time by the Company and provided a copy of such supplement or amendment is promptly delivered to

Superior Corn, the “Memorandum”). The Memorandum as used by the Company in the offer or sale of its Class A common stock does not contain any untrue statement of fact or omit to state a material fact required to be stated in the Memorandum or which would be necessary to make any statement in the Memorandum, in light of the circumstances under which they were made, not misleading.
     Section 3.13 Full Disclosure.
     US BioEnergy has disclosed to Superior Corn (or will disclose pursuant to the provisions of this Agreement) all facts material to the transactions contemplated in this Agreement, including disclosure of all material contracts (as such term is described in Regulation S-K). No representation, warranty, or covenant by US BioEnergy contained in this Agreement or the Plan of Merger, and no statement contained in any certificate, schedule, or other documents or instrument furnished to Superior Corn pursuant hereto or in connection with the transactions contemplated hereby, including responses to Superior Corn inquiries put to US BioEnergy in the course of its investigation to confirm the warranties and representations of US BioEnergy in this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.
ARTICLE IV
PRE-CLOSING COVENANTS
     The parties agree as follows with respect to the period between the execution of this Agreement and the Closing Date:
     Section 4.01 Good Faith Efforts.
     Each party will use its good faith efforts (i) to take all action necessary to render accurate, as of the Closing Date, its representations and warranties contained herein, and to refrain from taking any action which would render any such representation or warranty inaccurate as of the Closing Date, (ii) to perform or cause to be satisfied each covenant or condition to be performed or satisfied by it pursuant to this Agreement or the Plan of Merger, and to cause the Transaction to be consummated (including the formation of a merger subsidiary to merge with and into Superior Corn), and (iii) to obtain all licenses or other approvals required to be obtained by it from any appropriate governmental or regulatory body or other person in connection with the carrying out of the Transaction and the continued operation of business by Superior Corn after the Closing Date, including without limitation the consents and approvals identified in EXHIBIT G attached hereto.
     Section 4.02 Preservation of Business.
     Each party shall conduct its business in the ordinary course and in a manner consistent with its past practices (except as expressly contemplated hereby), and shall use good faith efforts to preserve intact its business organization, properties (except as they may be sold, used or otherwise disposed of in the ordinary course) and the good will of its members, suppliers, customers and others having business relationships with it. Superior Corn will maintain its current partnership tax status.
     Section 4.03 Conduct of Business.
     Neither Party will engage in any practice, take any action, or enter into any transaction outside of the ordinary course of business without the prior consent of the other party to this Agreement. Without limiting the generality of the foregoing, Superior Corn shall not, without the prior written consent of US BioEnergy:
     (a) grant to any person any option to purchase, or other right to acquire, capital stock or other equity interests;
     (b) issue any capital stock or other equity interests;
     (c) amend, enter into or terminate any material contract, lease or understanding (defined as involving more than $5,000);
     (d) amend its Articles of Incorporation, Operating Agreement, or any board policies;
     (e) incur any indebtedness for borrowed money or make any commitment to borrow money;
     (f) make, agree or commit to any material capital expenditures (defined as involving more than $5,000 in aggregate);
     (g) mortgage any of its assets, or except in the ordinary course of business, sell any of its assets having an aggregate value which would be material to its business;
     (h) pay any dividends or make any distributions with respect to its capital stock or equity interests, except in the ordinary course of business;
     (i) reclassify, combine, subdivide, split-up, or amend its capital stock or equity interests;
     (j) purchase, acquire or redeem any shares of capital stock or other equity interests (other than in satisfaction of allocated losses), except in the ordinary course of business; or
     (k) agree or commit to do any of the foregoing.

     Section 4.04 Meetings of Members.
     Superior Corn will take all steps necessary to call special meetings of, and/or mail votes by, the members of Superior Corn, to be held on or around April 8, 2005 for purposes of considering and voting on the Transaction and other matters covered by this Agreement in accordance with its Articles of Organization, Operating Agreement and applicable law. The parties will cooperate with each other in connection with the special member meeting, and develop a mutually agreed upon plan for disseminating information concerning the Transaction.
     Section 4.05 Full Access.
     Each party will permit the authorized representatives of the other party to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of such party, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to such party. The obligations of each party with respect to any information furnished by the other party shall be to treat such information as “Confidential Information” and to take such steps as are reasonably necessary to maintain and protect their confidential status. If for any reason the Transaction is not consummated, each party will promptly return all documents, papers, books, records and other materials (and all copies thereof) embodying any Confidential Information obtained in the course of its investigation and evaluation.
     Section 4.06 Notice of Developments.
     Each party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties contained herein. Except as specified in such written notice, no disclosure by a party pursuant to this Section 4.06 shall be deemed to amend or supplement such party’s Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.
     Section 4.07 Exclusivity.
     Superior Corn will not (i) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of its membership interests or other voting securities, or any portion of the assets of, Superior Corn (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing. Superior Corn will notify US BioEnergy immediately if any person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.
     +with all applicable federal and state securities laws, will cause all subscription agreements received in connection therewith to be properly terminated and canceled, will cause all original promissory notes received in connection with any subscription made thereunder to be canceled and returned to each subscriber, and will cause the appropriate escrow agent(s) for such offering to promptly return all deposits being held in escrow to each such subscriber, together with any interest to which such subscriber is entitled, each in accordance with the terms and conditions under which the offer was made and the subscription was tendered.
ARTICLE V
CLOSING CONDITIONS
     Section 5.01 Conditions to Obligations of Each Party.
     The respective obligations of Superior Corn and US BioEnergy to consummate the Transaction and other matters described in this Agreement are, at their respective options, subject to the satisfaction or waiver of each of the following conditions on or before the Closing Date:
     (a) The members of Superior Corn shall have approved this Agreement, the Plan of Merger, and the Transaction, all in accordance with the requirements of applicable law and the Articles of Organization and Operating Agreement of Superior Corn;
     (b) No injunction, restraining order or order of any nature issued by any court of competent jurisdiction, government or governmental agency enjoining the Transaction shall have been issued and remain in effect;
     (c) All consents, approvals and waivers which are necessary in connection with the Transaction, or any part thereof, shall have been obtained, including the consents and approvals referred to in Section 4.01 above; and
     (d) No action shall have been threatened or instituted by any governmental agency or any other person challenging the legality of the Transaction, seeking to prevent or delay consummation of the Transaction or seeking to obtain divestiture or other relief in the event of consummation of the Transaction. It is understood in the event that such an action is threatened or instituted, the parties will first attempt for a period of 90 days to obtain dismissal or other favorable resolution of such threatened or actual action prior to exercise of their right to terminate hereunder.
     Section 5.02 Additional Conditions to Obligation of Superior Corn.
     The obligation of Superior Corn to consummate the Transaction is, at its option, subject to the satisfaction or waiver of each of the following additional conditions at the Closing Date:
     (a) All the representations and warranties of US BioEnergy contained in this Agreement shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made on and as of the Closing Date, and US BioEnergy shall have performed all of its obligations and complied with all of its covenants contained in this Agreement and in the Plan of Merger to be performed or complied with prior to the Closing Date;

     (b) Superior Corn shall have received a certificate, dated as of the Closing Date, and executed by the President of US BioEnergy, certifying in such detail as Superior Corn may reasonably request as to the accuracy of such representations and warranties, the fulfillment of such obligations, compliance with such covenants and satisfaction of the conditions to Superior Corn’s obligation as of the Closing Date;
     (c) All actions, proceedings and documents necessary to carry out the Transaction (including, without limitation, the US BioEnergy Disclosure Schedule) shall be reasonably satisfactory to Superior Corn.
     (d) There shall have occurred no material adverse change since the date hereof in the financial condition of US BioEnergy as set forth in the financial statements referred to in Section 3.02; and
     (e) US Bio Resource Group, LLC shall have paid a minimum of $500,000 on its unpaid subscription for the remaining 14,250,000 shares of Class B common stock in US BioEnergy Corporation, resulting in the issuance of 1,500,000 shares of Class B common stock of US BioEnergy to US Bio Resource Group, LLC.
     Section 5.03 Additional Conditions to Obligation of US BioEnergy.
     The obligation of US BioEnergy to consummate the Transaction is, at its option, subject to the satisfaction or waiver of each of the following additional conditions on or before the Closing Date:
     (a) All the representations and warranties of Superior Corn contained in this Agreement shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made on and as of the Closing Date, and Superior Corn shall have performed all of its obligations and complied with all of its covenants contained in this Agreement and in the Plan of Merger to be performed or complied with prior to the Closing Date;
     (b) There shall have occurred no change since the date hereof in the assets, liabilities, financial condition, operations or prospects of Superior Corn which, in the reasonable judgment of US BioEnergy, has or is likely to have a material adverse effect on US BioEnergy or Superior Corn;
     (c) Superior Corn shall have terminated any existing offering in accordance with all applicable laws, and all actions referred to in Section 4.08 shall have been completed to the reasonable satisfaction of US BioEnergy.
     (d) Either 100% of the members of Superior Corn shall have voted for the Transaction and Plan of Merger, or US BioEnergy must be reasonably satisfied that members who voted against the Transaction and Plan of Merger are not entitled to withdraw from Superior Corn and receive the fair value of the member’s interest in Superior Corn.

     (e) US BioEnergy shall have received a certificate, dated as of the Closing Date, executed by the President of Superior Corn, certifying in such detail as US BioEnergy may reasonably request as to the accuracy of such representations and warranties, the fulfillment of such obligations, compliance with such covenants and satisfaction of the conditions to US BioEnergy’s obligations as of the Closing Date; and
     (f) All actions, proceedings and documents necessary to carry out the Transaction (including, without limitation, the Superior Corn Disclosure Schedule) shall be reasonably satisfactory to US BioEnergy.
ARTICLE VI
OTHER AGREEMENTS
     Section 6.01 Tax Agreement.
     Superior Corn, by and on behalf of its existing members, agrees that neither US BioEnergy nor any of its officers, directors, employees or agents (including its attorneys or accountants) is responsible for the tax treatment of the Transaction and the Merger or any tax consequences or reporting obligations of its members as a result of the Transaction and the Merger, that Superior Corn has relied solely on its own accountants and attorneys to provide them with such advice (and not the attorneys or accountants of US BioEnergy), and that neither US BioEnergy or any of its officers, directors, employees or agents (including its attorneys or accountants) nor Superior Corn following the Merger shall have any obligation or liability to Superior Corn or its members for any tax consequence of the Transaction and Merger.
ARTICLE VII
TERMINATION
     Section 7.01 Termination of Agreement.
     This Agreement shall be terminated and the Transaction abandoned if at any time prior to the Closing:
     (a) The members of Superior Corn fail to approve the Transaction as required by Section 5.01(a); or
     (b) The parties mutually agree in writing to terminate this Agreement; or
     (c) Either party delivers a written notice to the other to the effect that (i) one or more of the conditions to its obligations as set forth herein cannot be met, (ii) the other party has defaulted in a material respect under one or more of its covenants or agreements contained herein, or (iii) any of the representations or warranties of the other party are or have become materially untrue or incorrect as of the date of such notice, and in any case such condition or conditions have not been satisfied, such default or defaults have not been remedied or such representation or warranty has not been rendered true and correct within thirty (30) days after such notice is mailed; or
     (d) The Closing has not occurred on or before June 30, 2005, or such later date as the parties may mutually agree upon.
     Section 7.02 Effect of Termination.
     If this Agreement is terminated pursuant to Section 7.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of either party to the other (except for any liability of a party then in breach); provided, however, that the confidentiality and return of documents provisions contained in or referred to Section 4.05 above shall survive any such termination.
ARTICLE VIII
MISCELLANEOUS
     Section 8.01 Waiver of Conditions.
     Any party may, at its option, waive in writing any and all of the conditions herein contained to which its obligations hereunder are subject. A party, by consummating the transactions contemplated herein, shall be deemed to have waived any breach of a warranty, representation, covenant or condition of which such party received written notice prior to the Closing Date if the notice specifically referred to this Section 8.01 and described the breach in reasonable detail.
     Section 8.02 Amendment.
     The parties by mutual consent may amend, modify or supplement this Agreement in such manner as may be agreed upon in writing.
     Section 8.03 Binding Nature.
     This Agreement shall be binding upon and inure only to the benefit of the parties hereto and their respective successors and assigns, provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties hereto.
     Section 8.04 Counterparts.
     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Section 8.05 Entire Agreement.
     This Agreement, the Plan of Merger and the other documents referred to herein and therein set forth the entire understanding of the parties hereto with respect to the matters provided for herein and therein and supersede all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party.
     Section 8.06 Notices.
     All notices, requests, demands and other communications hereunder shall be deemed to have been duly given if delivered or mailed, certified or registered mail, with postage prepaid:
If to Superior Corn:
Superior Corn Products, LLC
7613 Saddlebag Lake Road
Lake Odessa, Michigan 48849
Attn: Tim Brodbeck
If to US BioEnergy:
US BioEnergy Corporation
326 Main Avenue
Suite 209
Brookings, South Dakota 57005
Attn: Gordon W. Ommen
     Section 8.07 Survival of Representations and Warranties; Indemnity
     The representations and warranties of the parties contained in Articles II and III of this Agreement shall survive the Closing Date for a period of one year following the Closing Date and may form the basis for any action by or on behalf of either party or any third party for breach, misrepresentation or indemnity for a period of one year after the Closing Date. For any claim or cause of action of whatever nature that is brought, made or threatened within one year after the Closing Date and that arises out of or relates to or results from or is attributable to a material breach of Superior Corn’s representations or warranties made to US BioEnergy hereunder, the members of Superior Corn’s Board of Directors who join in the execution of this Agreement shall jointly and severally indemnify, defend and hold US BioEnergy and Superior Corn harmless against all losses, damages, liabilities, obligations, and expenses incurred by or asserted against US BioEnergy or Superior Corn in connection with any such claims or proceeding and the defense thereof, which either individually or in the aggregate exceeds or has exceeded $50,000, provided that, except in cases of fraud or intentional misconduct, the sole remedy against such members of the Board shall be to foreclose on a pledge of the US BioEnergy shares such member received in the Transaction and Merger (or the US BioEnergy shares received by an affiliate of such member). Each of the undersigned members of the Board, by joining in the execution of this Agreement, agrees to such indemnification and further agrees to execute such pledge agreements and other instruments or documents (or cause their affiliates to execute) as may be reasonably necessary to effect the foregoing.
     Section 8.08 Captions
     The article and section headings of this Agreement are for convenience only and shall not affect the meaning or construction of this Agreement.
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

SUPERIOR CORN PRODUCTS, LLC		US BIOENERGY CORPORATION

By: Its:	/s/ TIMOTHY A. BRODBECK President	By: Its:	/s/ STEVEN P. MYERS Vice President
     Each of the undersigned members and directors of Superior Corn Products, LLC joins in the execution of this Agreement as of the date first set forth above, not as a party to the transactions between US BioEnergy Corporation and Superior Corn Products, LLC, but solely for the express purposes and agreements set forth in Section 8.07 of this Agreement.

/s/ MICHAEL J. WINDEMULLER Michael J. Windemuller	/s/ JAMES E. ZOOK James E. Zook

/s/ TIMOTHY A. BRODBECK Timothy A. Brodbeck	/s/ KEVIN L. BRODBECK Kevin L. Brodbeck

Index of Exhibits and Schedules*
Exhibits

Exhibit A	—	Superior Corn Products Articles of Organization
Exhibit B	—	Superior Corn Products Operating Agreement
Exhibit C	—	US BioEnergy Corporation Articles of Incorporation
Exhibit D	—	US BioEnergy Corporation Bylaws
Exhibit E	—	Plan of Merger
Exhibit F	—	Certificate of Merger
Exhibit G	—	Superior Corn Products Lists of Consents and Approvals
Exhibit H	—	US BioEnergy Corporation Lists of Consents and Approvals
Schedules

Schedule 2.12	—	Names and Addresses and number of Membership Units owned for each record holder of membership interests in Superior Corn Products

*	Exhibits and Schedules to the Transaction Agreement are not being filed herewith. The Registrant undertakes to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request, pursuant to Item 601(b)(2) of Regulation S-K.